SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

MF GLOBAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $1.00 Per Share

With an Exercise Price Equal to $30.00 Per Share

(Title of Class of Securities)

G60642108

(CUSIP Number of Class of Securities (Underlying Common Shares))

Laurie R. Ferber, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David B. Harms, Esq.

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$4,001,521	$223.28

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated assuming that all outstanding options to purchase common shares of MF Global Ltd. that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 5,130,155 common shares of MF Global Ltd. and have an aggregate value of $0.78 as of October 1, 2009, calculated using a Black-Scholes option pricing model.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $223.28.	Filing Party: MF Global Ltd.
Form or Registration No.: SC TO-I.	Date Filed: October 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by MF Global Ltd., an exempted company incorporated under the laws of Bermuda (the “ Company”) with the Securities and Exchange Commission on October 7, 2009, as previously amended and supplemented on October 22, 2009, October 28, 2009, November 4, 2009 and November 9, 2009, relating to the offer by the Company to exchange certain outstanding share options to purchase up to an aggregate of 5,130,155 of the Company’s common shares, par value $1.00, that were granted at the time of the Company’s initial public offering in July 2007 and have an exercise price of $30.00 per share. The Eligible Options may be exchanged upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Share Options for Restricted Share Units, dated October 7, 2009 (the “Offer to Exchange”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. The information in the Offer to Exchange is incorporated by reference in this Amendment 5 to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All references herein to page numbers and sections in the Offer to Exchange refer to page numbers and sections in that document as it was filed with the SEC via EDGAR as an exhibit to the Schedule TO.

Amendments to Offer to Exchange

(1) On page 43, the fourth paragraph of the section entitled “10. Information Concerning MF Global; Financial Information” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“The financial statements, related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 are incorporated herein by reference. On August 7, 2009 we filed a Current Report on Form 8-K, which, among other things, amends and supersedes “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data” as set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed on June 10, 2009, in order to reflect our adoption, effective April 1, 2009, of Accounting Standards Codification (“ASC”) 810, which discusses accounting for noncontrolling interests in consolidated financial statements (“ASC 810”), formerly SFAS No. 160, and ASC 470-20, which discusses accounting for convertible debt instruments that may be settled in cash upon conversion including partial cash settlement (“ASC 470-20”), formerly FSP APB 14-1. The financial statements and related notes included in the Current Report on Form 8-K filed on August 7, 2009 should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. Schedule B of this Offer to Exchange is a summary of our financial statements from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and our Current Report on Form 8-K filed on August 7, 2009. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this Offer to Exchange.”

(2) On page 43, the fifth paragraph of the section entitled “10. Information Concerning MF Global; Financial Information” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“We had a book value of $10.08 per share as of September 30, 2009 (calculated using the book value of $1,224.9 million as of September 30, 2009, divided by the number of outstanding shares of 121.5 million as of September 30, 2009).”

(3) On page 44, the caption above the last column of the table entitled “Ratio of Earnings to Fixed Charges” is hereby amended by deleting such caption in its entirety and replacing it with the following:

“Six Months Ended September 30, 2009”

(4) On page 44, footnote No. 1 to the table entitled “Ratio of Earnings to Fixed Charges” is hereby amended by deleting such footnote in its entirety and replacing it with the following:

“Due to our pre-tax loss in the six months ended September 30, 2009 the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $52.8 million to achieve a coverage of 1:1.”

(5) On page 49, the second paragraph of the section entitled “17. Additional Information; Documents Incorporated by Reference” is hereby amended by adding the following bullet point after the second bullet point on page 49:

“Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 6, 2009;”

(6) On page 49, the fourth paragraph of the section entitled “17. Additional Information; Documents Incorporated by Reference” is hereby amended by deleting the second sentence in its entirety and replacing it with the following:

“You should read the Current Report on Form 8-K filed on August 7, 2009 in conjunction with our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.”

(7) Schedule B to the Offer to Exchange is hereby amended by deleting Schedule B in its entirety and replacing it with Exhibit (a)(1)(xiii) to the Schedule TO filed with this Amendment No. 5.

Item 10.

Item 10 of the Schedule TO is hereby amended and supplemented by replacing paragraph (a) with the following:

“(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and the sections of the Offer to Exchange entitled “Information Concerning MF Global; Financial Information” and “Additional Information; Documents Incorporated by Reference” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and Current Report on Form 8-K filed August 7, 2009, are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov .”

Item 12.	Exhibits.

Exhibits filed as part of the Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses. Exhibits previously filed with the Schedule TO on October 7, 2009, Amendment 1 to the Schedule TO on October 22, 2009, Amendment 2 to the Schedule TO on October 28, 2009, Amendment 3 to the Schedule TO on November 4, 2009 and Amendment 4 to the Schedule TO on November 9, 2009 have been marked with an asterisks.

Exhibit Number	Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Share Options for Restricted Share Units, dated October 7, 2009.
(a)(1)(ii)*	Form of e-mail announcing the offer and directing eligible employees to the Share Option Exchange Program election site, dated October 7, 2009.
(a)(1)(iii)*	Form of paper election/withdrawal form mailed to employees who cannot access the Share Option Exchange Program election site.
(a)(1)(iv)*	Form of restricted share unit award agreement to be used in conjunction with the offer.
(a)(1)(v)*	Form of confirmation of receipt mailed to employees submitting paper election forms.
(a)(1)(vi)*	Screen shots of Share Option Exchange Program election site.
(a)(1)(vii)*	Summary of Share Option Exchange Program included on the Share Option Exchange Program election site.
(a)(1)(viii)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer in 13 days.
(a)(1)(ix)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer in 10 days.
(a)(1)(x)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer in 5 days.
(a)(1)(xi)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer in 1 day.
(a)(1)(xii)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer at 4:59 p.m. Eastern Time.
(a)(1)(xiii)	Schedule B to the Offer to Exchange, revised to reflect financial information filed with the MF Global Ltd. Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 6, 2009.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.

(b)	Not applicable.
(d)(1)*	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(2)*	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).
(d)(3)*	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd., filed on May 31, 2007 as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, filed on May 31, 2007).
(d)(4)*	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).
(d)(5)*	Investment Agreement, between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).
(d)(6)*	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).
(d)(7)*	Indenture, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference, as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008).
(d)(8)*	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).
(d)(9)*	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on February 11, 2009).
(d)(10)*	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(11)*	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(12)*	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(13)*	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(14)*	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).
(d)(15)*	Form of Restricted Share Unit Award Agreement (Cliff Vesting) (incorporated by reference as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).
(d)(16)*	Form of Restricted Share Unit Award Agreement (Ratable Vesting) (incorporated by reference as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).
(d)(17)*	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(18)*	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(19)*	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(20)*	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(21)*	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).
(d)(22)*	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).
(d)(23)*	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).
(d)(24)*	Form of Executive Officer Employment Agreement with MF Global Ltd. (incorporated by reference as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(25)*	Employment Agreement, dated July 22, 2008, between MF Global Ltd. and Michael Roseman (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2008).
(d)(26)*	Employment Agreement, dated as of April 2, 2009, between MF Global Ltd. and Bernard W. Dan (incorporated by reference as Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on April 3, 2009).
(d)(27)*	Employment Agreement, dated as of May 15, 2009, between MF Global Ltd. and Laurie R. Ferber (incorporated by reference as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).
(d)(28)*	Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, between Man Group plc and Thomas M. Harte (incorporated by reference as Exhibit 10.21 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on
July 6, 2007).
(d)(29)*	Letter from MF Global to Alison J. Carnwath, dated July 5, 2007 (incorporated by reference as Exhibit 10.35 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(30)*	Amended and Restated Employment Agreement between MF Global Ltd. and J. Randy MacDonald, dated September 28, 2009 (incorporated by reference as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 5, 2009).
(d)(31)*	Amended and Restated Employment Agreement between MF Global Ltd. and Laurence O’Connell, dated September 28, 2009 (incorporated by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 5, 2009).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009	MF Global Ltd.

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Assistant General Counsel

EXHIBIT INDEX

Exhibits filed as part of the Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses. Exhibits previously filed with the Schedule TO on October 7, 2009, Amendment 1 to the Schedule TO on October 22, 2009, Amendment 2 to the Schedule TO on October 28, 2009, Amendment 3 to the Schedule TO on November 4, 2009 and Amendment 4 to the Schedule TO on November 9, 2009 have been marked with an asterisks.

Exhibit Number	Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Share Options for Restricted Share Units, dated October 7, 2009.
(a)(1)(ii)*	Form of e-mail announcing the offer and directing eligible employees to the Share Option Exchange Program election site, dated October 7, 2009.
(a)(1)(iii)*	Form of paper election/withdrawal form mailed to employees who cannot access the Share Option Exchange Program election site.
(a)(1)(iv)*	Form of restricted share unit award agreement to be used in conjunction with the offer.
(a)(1)(v)*	Form of confirmation of receipt mailed to employees submitting paper election forms.
(a)(1)(vi)*	Screen shots of Share Option Exchange Program election site.
(a)(1)(vii)*	Summary of Share Option Exchange Program included on the Share Option Exchange Program election site.
(a)(1)(viii)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer in 13 days.
(a)(1)(ix)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer in 10 days.
(a)(1)(x)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer in 5 days.
(a)(1)(xi)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer in 1 day.
(a)(1)(xii)*	Form of e-mail to employees who have not accessed the Share Option Exchange Program election site announcing the termination of the offer at 4:59 p.m. Eastern Time.
(a)(1)(xiii)	Schedule B to the Offer to Exchange, revised to reflect financial information filed with the MF Global Ltd. Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 6, 2009.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(1)*	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(2)*	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).
(d)(3)*	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd., filed on May 31, 2007 as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, filed on May 31, 2007).
(d)(4)*	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).
(d)(5)*	Investment Agreement, between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).
(d)(6)*	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).
(d)(7)*	Indenture, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference, as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008).
(d)(8)*	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).

(d)(9)*	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on February 11, 2009).
(d)(10)*	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(11)*	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(12)*	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(13)*	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(14)*	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).
(d)(15)*	Form of Restricted Share Unit Award Agreement (Cliff Vesting) (incorporated by reference as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).
(d)(16)*	Form of Restricted Share Unit Award Agreement (Ratable Vesting) (incorporated by reference as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).
(d)(17)*	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(18)*	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).
(d)(19)*	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(20)*	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(21)*	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).
(d)(22)*	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).
(d)(23)*	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).
(d)(24)*	Form of Executive Officer Employment Agreement with MF Global Ltd. (incorporated by reference as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(25)*	Employment Agreement, dated July 22, 2008, between MF Global Ltd. and Michael Roseman (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2008).
(d)(26)*	Employment Agreement, dated as of April 2, 2009, between MF Global Ltd. and Bernard W. Dan (incorporated by reference as Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on April 3, 2009).
(d)(27)*	Employment Agreement, dated as of May 15, 2009, between MF Global Ltd. and Laurie R. Ferber (incorporated by reference as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).
(d)(28)*	Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, between Man Group plc and Thomas M. Harte (incorporated by reference as Exhibit 10.21 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on
July 6, 2007).
(d)(29)*	Letter from MF Global to Alison J. Carnwath, dated July 5, 2007 (incorporated by reference as Exhibit 10.35 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).
(d)(30)*	Amended and Restated Employment Agreement between MF Global Ltd. and J. Randy MacDonald, dated September 28, 2009 (incorporated by reference as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 5, 2009).
(d)(31)*	Amended and Restated Employment Agreement between MF Global Ltd. and Laurence O’Connell, dated September 28, 2009 (incorporated by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 5, 2009).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.